January 29, 2020

Janine Yorio
Chief Executive Officer
Compound Projects, LLC
20 Clinton Street
New York, NY 10002

       Re: Compound Projects, LLC
           Amendment No. 1 to Form 1-A
           Filed January 10, 2020
           File No. 024-11133

Dear Ms. Yorio:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 6, 2020 letter.

Form 1-A/A filed January 10, 2020

Interests of Management and Others in Certain Transactions, page 39

1. We note your revised disclosure and response to comment 2. Please confirm that any loan amounts converted into membership interests will count toward the maximum offering amount in Rule 251(a)(2).
Consolidated Financial Statements and Independent Auditor TMs Report
Note 6. Subsequent Events, page F-5

2.    We have considered your response to our prior comment 7 that the Series
#Reach
      Property was vacant when Compound entered into the purchase and sale agreement for the property in October, 2019. Please clarify for us whether the property has been operated as
 Janine Yorio
Compound Projects, LLC
January 29, 2020
Page 2
      a rental property at any time during the period from its development in 2016 through the date when Compound entered into the purchase and sale agreement for the property.
       You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameJanine Yorio
                                                           Division of
Corporation Finance
Comapany NameCompound Projects, LLC
                                                           Office of Real
Estate & Construction
January 29, 2020 Page 2
cc:       Paul C. Levites, Esq.
FirstName LastName